[redacted]

A3* 3/24

SECURI 08030799 N

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 19 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 48271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
2008
Washington, DC
109

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Aegis Energy Advisors Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Avenue, 6th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garfield L. Miller, III 212-245-2552
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Garfield L. Miller, III swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aegis Energy Advisors Corp., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

FLORENCE ROSTAMI GOURAN
Notary Public, State of New York
No. 02RO6121484
Qualified in New York County
Commission Expires January 18, 20 09

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

Aegis Energy Advisors Corp.

Statement of Financial Condition

December 31, 2007

AEGIS ENERGY ADVISORS CORP.

CONTENTS
December 31, 2007

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Shareholder of
Aegis Energy Advisors Corp.

We have audited the accompanying statement of financial condition of Aegis Energy Advisors Corp. as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aegis Energy Advisors Corp. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 6, the Company adopted the Statement of Financial Accounting Standards No. 158, *Employees Accounting for Deferred Benefit Pension and Other Post Retirement Plans*, effective January 1, 2007.

McGladrey & Pullen, LLP

New York, New York
March 14, 2008

AEGIS ENERGY ADVISORS CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS	
Cash	$ 186,023
Investment in U.S. Treasury Bill - at market value	49,278
Fees Receivable	383,590
Receivable from Broker	6,379
Security Deposit	16,435
Prepaid Expenses and Other	25,909
Total Assets	$ 667,614
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities:	
Pension Plan payable	$ 87,575
Accrued expenses	54,285
Loans payable	19,759
Total liabilities	161,619
Shareholder's Equity:	
Common stock - $1 par value; authorized, issued and outstanding 510 shares	510
Additional paid-in capital	1,374,499
Accumulated deficit	(869,014)
Total shareholder's equity	505,995
Total Liabilities and Shareholder's Equity	$ 667,614

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Aegis Energy Advisors Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company provides strategic and financial advisory services to clients in the global energy industry. Advisory fee revenue is recognized by the Company over the term of the related contract.

Securities owned are stated at quoted market values, with the resulting unrealized gains and losses reflected in shareholder's equity.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on these accounts.

2. RECEIVABLE FROM BROKER:

At December 31, 2007, the security owned and the amount receivable from broker reflected in the statement of financial condition is a security position with and an amount due from one broker.

3. INCOME TAXES:

No provision for federal income taxes has been made as the Company is an S Corporation and, as such, is not liable for federal income tax payments, and state taxes are payable at reduced rates. The Company is liable for local income taxes. The Company elects to prepare its tax returns on the cash basis.

The Company has, for local income tax purposes, net operating loss ("NOL") carryforwards of approximately $835,000 at December 31, 2007. As a result of the tax credit and NOL carryforwards and other timing differences, the Company has recorded a deferred tax asset of approximately $74,000 upon which management has recorded 100% of valuation allowance.

4. COMMITMENT:

The Company entered into lease agreements for office space for a combined amount of $9,355 per month plus expenses for office administration, phone and maintenance, for two office locations. Both leases are annual from February 1 to January 31 of the following year and include 30 days' notice to terminate.

5. NET CAPITAL REQUIREMENT:

As a broker-dealer and member organization of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2007, the Company had net capital of $79,815, which exceeded its requirement of $10,775 by $69,040.

6. BENEFIT PLAN:

Effective January 1, 2006, the Company established a qualified noncontributory pension plan (the "Pension Plan") covering two participants who met certain age and eligibility requirements. The benefits are based on years of service and the participant's compensation. The benefits become vested after three years of service. Upon the participant's retirement at age 65, the accrued benefit will be paid on a monthly basis over the estimated life of the participant. The Company's funding policy is to contribute the amount necessary to fund the accrued benefits under the Pension Plan. Pension Plan assets are invested in guaranteed annuity contracts issued by Guardian Life Insurance Company ("insurer"). The Pension Plan cost accrued in 2007 was $87,575. The Company adopted the Statement of Financial Accounting Standards No. 158, *Employees Accounting for Deferred Benefit Pension and Other Post Retirement Plans*, effective January 1, 2007.

Obligations and funded status:

At December 31, 2007:	
Fair value of plan assets	$ 336,627
Benefit obligations	256,544
Funded status at end of year	$ 80,083
Service cost	$ 121,495
Interest cost	7,644
Expected return on assets	(28,353)
Amortization of (gain) or loss	(13,211)
Net pension cost	$ 87,575

Assumptions used in accounting for the defined benefit pension plan are as follows:

Weighted average discount rate	6.00%
Weighted average rate of compensation increase	0%
Weighted average of expected return on plan assets	8.00%

7. RECENT ACCOUNTING PRONOUNCEMENTS:

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2008 annual financial statements. Management is currently assessing the impact of FIN 48 on its financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2008. The Company is currently assessing the potential effect of SFAS No. 157 on its financial position, results of operations and cash flows.

END